September 30, 2024

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Merger & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Laura McKenzie and Perry Hindin

Re:	Enstar Group Limited
Schedule 13E-3 filed September 4, 2024
File No. 005-83620
Preliminary Proxy Statement on Schedule 14A filed September 4, 2024 001-33289

Dear Ms. McKenzie and Mr. Hindin,

On behalf of Enstar Group Limited (the “Company”) and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 26, 2024 (the “Comment Letter”) with respect to the above-referenced Schedule 13E-3 (File No. 005-83620) (the “Schedule 13E-3”) and the preliminary proxy statement (File No. 001-33289) (the “Preliminary Proxy Statement”), each filed with the Commission on September 4, 2024, we submit this letter containing the Company’s response to the Comment Letter.

In connection with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Preliminary Proxy Statement and the Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff and the updating of other information.

Set forth below is our response to the Staff’s comments as set forth in the Comment Letter. Please note that any reference to page numbers in our responses refer to the page numbers of the Amended Preliminary Proxy Statement and the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Preliminary Proxy Statement and the Amended Schedule 13E-3, as applicable.

September 30, 2024

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed September 4, 2024

General

1.	Exchange Act Rule 13e-3(e)(1) requires filing persons to “disclose to security holders of the class that is the subject of the transaction” the information enumerated therein. Please revised the Schedule 13E-3, including the cover page field entitled “Title of Class of Securities” to include the Series D and Series E Preferred Shares. Please also provide all required disclosure with respect to the Series D and Series E Preferred Shares. A non-exhaustive list of required disclosure that does not appear to be provided for such classes includes the benefits and detriments to unaffiliated security holders (refer to Instruction 2 to Item 1013 of Regulation M-A) and discussion of the factors described in Instruction 2 to Item 1014 of Regulation M-A (or explanation of why each factor was not deemed material or relevant to the fairness determination). In discussing the factors described in Item 1014, please refer to comment 12 below.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 19, 34, 56-65, 74, 78-79 and 104 of the Amended Preliminary Proxy Statement and the Filing Persons have revised the cover page of the Amended Schedule 13E-3 accordingly.

2.	We note the disclosure on pages 54, 69 and 72 that the Board, the Sixth Street Filing Parties and Buyer Parties and the CEO Filing Party each believe “that the Mergers are fair to the [Company’s] ‘unaffiliated security holders,’ [as defined] in Rule 13e-3 under the Exchange Act.” Please supplement the disclosure to clarify that the term “unaffiliated security holders” includes the unaffiliated security holders of the ordinary shares, the Series D Preferred Shares and the Series E Preferred Shares.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on page 15 of, and throughout, the Amended Preliminary Proxy Statement.

3.	In your response letter, please explain why each of Alan Waxman, Elk Parent Limited, and Stone Point Capital LLC are not an affiliate of the Company engaged directly or indirectly in the Rule 13e-3 transaction, and should not be listed as a signatory to the Schedule 13E-3 signature page and included as a filing person. For guidance, refer to Questions 101.02, 201.01, 201.05, and 201.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. We may have further comment.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Elk Parent Limited has been added as a filing person on Schedule 13E-3 and the proxy statement has been revised to include all information required as to it by Schedule 13E-3. In addition, the Company has added Elk Topco, LLC, the parent company of Elk Parent Limited, as a filing person on Schedule 13E-3 and the proxy statement has been revised to include all information required as to it by Schedule 13E-3.

September 30, 2024

With respect to Alan Waxman and Stone Point Capital LLC (“Stone Point”), the Company acknowledges the Staff’s comment and in response respectfully advises the Staff that the filing persons set forth in the initial Schedule 13E-3 considered the issue of whether each of Mr. Waxman and Stone Point should be a filing person for Schedule 13E-3 and concluded that neither Mr. Waxman nor Stone Point should be included as a filing person on the basis that neither Mr. Waxman nor Stone Point is an affiliate engaged in the transaction for purposes of Rule 13e-3.

Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Pursuant to Compliance and Disclosure Interpretation (“C&DI”) 201.05 and Section III of Release No. 34-17719, there are two prongs for determining whether a person qualifies as a filing person, namely (1) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1) under the Exchange Act and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction. For purposes of Rule 13e-3, an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. It is noted that under the Staff’s guidance in Section II.D.3. of the Current Issues and Rulemaking Projects outline dated November 14, 2000, it indicated that “affiliate” status necessarily turns on all relevant facts and circumstances of a particular transaction, including control of a seller’s business both before and after the transaction.

The filing persons respectfully submit that Mr. Waxman is not an “affiliate” of the Company nor is “engaged” in the pending take private transaction within the meaning of Rule 13e-3. Elk Evergreen and Elk Cypress currently own, collectively, approximately 4.87% of the Enstar Ordinary Shares. Mr. Waxman is the managing member of the sole member of Sub-Fund Holdco. None of Mr. Waxman, Sub-Fund Holdco, Elk Evergreen and Elk Cypress currently “controls” the Company within the meaning of Exchange Act Rule 12b-2. The Merger Agreement permits the Enstar Ordinary Shares held by Elk Evergreen and Elk Cypress to either be converted into the right to receive the merger consideration and cancelled or “rolled over” into equity of Elk TopCo, LLC. It has been determined that such Enstar Ordinary Shares held by Elk Cypress and Elk Evergreen will be converted into the right to receive the merger consideration and cancelled, and thus, Elk Cypress and Elk Evergreen will not have any economic or beneficial interest in the post-closing private company. Accordingly, Elk Cypress and Elk Evergreen (and, by extension, Sub-Fund Holdco and Mr. Waxman) will not “control” the post-closing private company for purposes of Rule 13e-3. As discussed in the section “Buyer Filing Parties”, each of Elk Parent Limited, Parent and Merger Sub is beneficially owned by three individuals: Joshua Easterly, Anthony Michael Muscolino and Jennifer Gordon. Mr. Waxman does not have any economic or beneficial ownership interest in such Buyer Parties. Accordingly, we respectfully submit that neither Mr. Waxman, nor Elk Cypress, Elk Evergreen or Sub-Fund Holdco is “engaging” in the take-private transaction with the Buyer Filing Parties and the CEO Filing Party. Although we have not removed Elk Evergreen, Elk Cypress and Sub-Fund Holdco as filing parties, we respectfully submit that Mr. Waxman is not required to be added as a filing party.

September 30, 2024

The filing persons respectfully submit that Stone Point is neither an “affiliate” of the Company nor is “engaged” in the pending take private transaction within the meaning of Rule 13e-3. Stone Point (through its Trident Funds) is a minority investor with a 9.5% beneficial interest in the Company and is represented by a single seat on the Company’s 12-member board of directors. Stone Point does not “control” the Company within the meaning of Exchange Act Rule 12b-2. Furthermore, Stone Point did not have any direct or independent participation in the planning or negotiation with respect to the transactions contemplated by the Merger Agreement (except for the limited purposes of negotiating the terms of the Preferred Equity Investment, as discussed below). As discussed in the section “Background of the Mergers”, James Carey recused himself from all meetings and information sessions of the Board related to the Board’s review of Sixth Street’s proposals and strategic alternatives after Sixth Street expressed interest in beginning discussions with Stone Point regarding its participation in a potential transaction until the Board meeting held on July 28, 2024, which Mr. Carey attended. Although Sixth Street had inquired about Stone Point’s interest in participating in the transaction, Stone Point had expressed that it was not interested in “rolling over” any of its existing equity interests into the post-closing private company. Stone Point instead indicated interest in making, and ultimately committed to make, a debt-like preferred equity investment in the acquisition company structure through its dedicated credit platform, Stone Point Credit Adviser LLC. Under the terms of the Preferred Equity Financing, Stone Point does not participate in the upside of the earnings of the Company and its preferred equity will not be convertible into common equity of the Company. In addition, Stone Point will not be entitled to any governance rights and will not be entitled to appoint any directors to the board of the post-closing private company. The preferred shares issued in respect of the Preferred Equity Financing will be non-voting, except as provided by mandatory applicable law. Accordingly, Stone Point will not be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 and Stone Point is not “engaging” in the take-private transaction with the filing parties.

Based on the facts and circumstances outlined above and consistent with the Staff’s views in applicable SEC Guidance, the filing persons respectfully submit that neither Mr. Waxman nor Stone Point is an affiliate engaged in the proposed transaction in a manner requiring it to comply with the disclosure, dissemination and filing requirements of Rule 13e-3 and is therefore not required to be a filing person for purposes of Schedule 13E-3.

September 30, 2024

4.	Refer to the following disclosures:

•	The first paragraph on page 39 that the Special Factors section “does not purport to be complete . . . .”

•	The first full paragraph on page 62 and penultimate paragraph on page 66 that the summary “does not purport to be a complete description of the financial analyses performed by Goldman Sachs . . . .”

•	The first paragraph on page 110 that the summary of the terms of the Merger Agreement “does not purport to be complete . . . .”

Please revise these and any similar statements to remove the implication that the summaries are not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material analyses or terms.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 41, 43, 66, 69, 71 and 118 of the Amended Preliminary Proxy Statement.

5.	Please explain the meaning of each defined term used in the Proxy Statement the first time that the defined term is used. For example, the defined term “AOCI,” which first appears on page 43, is not explained.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the Amended Preliminary Proxy Statement accordingly.

Background of the Merger, page 42

6.	Pages 8, 23, 73, 74, and 110 of the Proxy Statement refer to “information made available to the holders of the Company’s outstanding notes” that “is also expected to be provided to the holders of the Enstar Preferred Shares” after the consummation of the Mergers. Please provide additional disclosure regarding such information.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 9, 25, 77-79 and 118-119 of the Amended Preliminary Proxy Statement.

Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger, page 55

September 30, 2024

7.	We note the following statement in the second full paragraph on page 3 of the Schedule 13E-3: “No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This statement is inconsistent with the disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer for the entire filing except for the portions of the disclosure specifically provided by each filing person. Please revise.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company and the Filing Persons have revised the disclosure on page 3 of the Amended Schedule 13E-3.

8.	We note that the registrant has requested confidential treatment for Exhibits (c)(iii) and (c)(vi) to the Schedule 13E-3. We will review and provide comments on the request separately. All comments concerning the confidential treatment request must be resolved prior to mailing the Proxy Statement.

Response:

The Company respectfully acknowledges that all comments concerning its confidential treatment request must be resolved prior to mailing its proxy statement.

Cautionary Statement Regarding Forward-Looking Statements, page 37

9.	We note the disclosure on page 37 that the Proxy Statement contains “certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.” The provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009. Please revise the Proxy Statement and refrain from referring to the PSLRA in any future filings, press releases, or other communications relating to this going private transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 39 and 174 of the Amended Preliminary Proxy Statement.

Parties Involved in the Mergers, page 39

September 30, 2024

10.	Please revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(b) of Regulation M-A for Elk Parent Limited and any other non-natural persons specified in General Instruction C to Schedule 13E-3.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 6, 42 and 167-168 of the Amended Preliminary Proxy Statement.

Recommendation and Reasons for the Mergers, page 54

11.	We note the statements throughout the Proxy Statement (e.g., on page 57) referring to the terms of the transaction as the product of “arm’s-length negotiations.” Please delete all references to “arm’s length negotiations,” as such references are inappropriate in a going-private transaction by affiliates.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company believes this statement is factually correct and accurate, but has, in response to the Staff’s comment, revised the disclosure on pages 60, 69 and 73 of the Amended Preliminary Proxy Statement.

12.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d) and (e) of Item 1014 are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in paragraph (e) of Item 1014, as well as clause (ii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Board’s fairness determination. If the procedural safeguard in Item 1014(e) was not considered, please explain why the Board believes the Rule 13e-3 transaction is fair in the absence of such safeguard.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 61 and 63-64 of the Amended Preliminary Proxy Statement.

September 30, 2024

13.	Refer to the preceding comment. We note that the CEO Filing Party has expressly adopted the analysis and resulting conclusions of the Board in addition to providing its own analyses. Please revise the section entitled “Position of the CEO Filing Party…” to include the factor described in clause (ii) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the CEO Filing Party’s fairness determination.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on page 76 of the Amended Preliminary Proxy Statement.

Certain Effects of the Mergers for the Purchaser Filing Parties, page 74

14.	Refer to the disclosure on page 75. Provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A for the Sixth Street Filing Parties, the Buyer Parties and the CEO Filing Party in terms of both dollar amounts and percentages.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on page 79 of the Amended Preliminary Proxy Statement.

Projections, page 80

15.	Disclosure on page 81 of the Proxy Statement indicates that “[t]he Projections . . . were based on numerous variables and assumptions . . . .” Please revise to disclose such assumptions and quantify them where practicable.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 86-87 and 88-90 of the Amended Preliminary Proxy Statement.

Interests of the Directors and Executive Officers of Enstar in the Mergers, page 84

16.	We note in footnote (2) on page 85 James D. Carey’s disclaimer of beneficial ownership “except to the extent of his pecuniary interest therein.” Similar disclosure appears in footnote (18) on page 152. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 91 and 161 of the Amended Preliminary Proxy Statement.

Debt Financing, page 93

17.	Please revise this section to provide all the information described in Item 1007(d)(1) and (2) to the extent not already disclosed.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 17-18 and 99-100 of the Amended Preliminary Proxy Statement.

Regulatory Approvals Required for the Mergers, page 99

September 30, 2024

18.	We note your disclosure on page 18 that “the Transactions cannot be completed until the receipt of the approval of the Bermuda Monetary Authority.” Please revise the disclosure in this section to provide a complete discussion of all regulatory approvals required, including the approval of the BMA, and the status of such approvals as of the most recent practicable date.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 19 and 106-107 of the Amended Preliminary Proxy Statement.

Proposal 2: The Second Bye-Law Amendment, page 108

19.	We note the provided text of proposed bye-law 79 and that any dispute arising under the Bermuda Companies Act of 1981, as amended, will be subject to the exclusive jurisdiction of the Supreme Court of Bermuda. Please revise your disclosure to clarify whether bye-law 79 would apply to actions arising under the Exchange Act or Securities Act. Based on your revisions, we may have additional comments.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on page 116 of the Amended Preliminary Proxy Statement.

Merger Consideration, page 112

20.	Please clarify the calculation of the Total Cash Consideration, including whether any fractional New Ordinary Shares will be issued upon the First Effective Time, and provide disclosure with respect to how the parties will ensure that such calculations will result in each applicable Enstar Ordinary Share receiving $338 in cash.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 10-11, 81 and 121 of the Amended Preliminary Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management, page 150

21.	We note the disclosure provided with respect to the Enstar Ordinary Shares. Please revise to provide the disclosure required by Item 6 of Schedule 14A with respect to the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares of the Company. Refer to clauses (a) through (e) of Item 6 of Schedule 14A and Item 403 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 159-162 of the Amended Preliminary Proxy Statement.

Where You Can Find More Information, page 164

September 30, 2024

22.	Note that Schedule 14A does not permit general “forward incorporation” of documents to be filed in the future. The Proxy Statement may only incorporate by reference in the manner and to the extent specifically permitted by the items of Schedule 14A. Otherwise, the Proxy Statement must be amended to specifically list any such future filings. Please revise. See Note D of Schedule 14A.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on page 174 of the Amended Preliminary Proxy Statement.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (212)-373-3647.

Best regards,

/s/ Benjamin M. Goodchild

cc:	Audrey Taranto, Enstar Group Limited
Krishna Veeraraghavan, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Katherine M. Krause, Simpson Thacher & Bartlett LLP
Elizabeth A. Cooper, Simpson Thacher & Bartlett LLP